Exhibit 99.4

Metal Storm Limited

ABN 99 064 270 006

Notice of Meeting of Shareholders and

Explanatory Statement

Meeting to be held at The Hub Room, The Central Eagle Street Conference Venue,

River Promenade Level ,175 Eagle Street, Brisbane on Friday, 23 March 2012

commencing at 10 am Brisbane time

Table of Contents

Notice of Meeting of Shareholders	3
Explanatory Statement	5
1 Part A—Approval of previous issue of securities to Andrew Doyle	5
2 Part B—Approval of issue of Shares to Dutchess under Line Agreement	8
3 Glossary	12
Schedule	14

Explanatory Statement

Metal Storm Limited

Notice of Meeting of Shareholders

Notice is hereby given that a meeting of Shareholders of Metal Storm Limited will be held at The Hub Room, The Central Eagle Street Conference Venue, River Promenade Level, 175 Eagle Street, Brisbane on Friday, 23 March 2012 commencing at 10 am Brisbane time.

Part A—Approval of previous issue of securities to Andrew Doyle

Resolution	1: Approval of previous issue of Shares to Andrew Doyle

To consider and, if thought fit, pass the following as an ordinary resolution:

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 344,444,443 Shares at an issue price of A$0.0009 to Andrew Doyle, details of which are set out in the Explanatory Statement, be authorised and approved.

Resolution	2: Approval of previous issue of Doyle Convertible Securities

To consider and, if thought fit, pass the following as an ordinary resolution:

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 10,000,000 Doyle Convertible Securities at an issue price of A$0.010 to Andrew Doyle, details of which are set out in the Explanatory Statement, be authorised and approved.

Part B—Approval of issue of Shares to Dutchess under Line Agreement

Resolution 3:     Approval of issue of Shares to Dutchess under Line Agreement

To consider and, if thought fit, pass the following as an ordinary resolution:

That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 500,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.

Explanatory Statement

The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it.

The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.

Voting entitlements

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00 pm Sydney time on Wednesday, 21 March 2012. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the meeting.

Voting exclusion statement

The Company will disregard any votes cast on:

•	Resolutions 1 and 2 by Andrew Doyle and any of his associates; and

•	Resolution 3 by Dutchess and any associate of Dutchess.

However, the Company need not disregard a vote if:

Explanatory Statement

Metal Storm Limited

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

Please note that:

(a)	a Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate or letter of appointment of corporate representative should be completed and lodged in the manner specified below.

If proxy holders vote on a poll, they must cast all directed proxies as directed. Any directed proxies (ie you have directed your proxy to vote in a particular way by ticking a box on your proxy form in relation to a Resolution) which are not voted on a poll will automatically default to the Chairman of the Meeting, who must vote the proxies as directed.

Corporate representative

Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.

By order of the Board of Directors

/s/ B Farmer

Brett Farmer

Company Secretary

Metal Storm Limited

21 February 2012

Explanatory Statement

Metal Storm Limited

Explanatory Statement

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the meeting of Shareholders on Friday, 23 March 2012.

This Explanatory Statement is provided to Shareholders to assist them in deciding how to vote on the Resolutions in the Notice of Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.

1	Part A—Approval of previous issue of securities to Andrew Doyle

1.1	Background

The Company conducted a number of small placements of Shares to Andrew Doyle between 27 January 2012 and 6 February 2012. The funds raised were used for working capital to keep the Company operational. The Company is seeking Shareholder approval under ASX Listing Rule 7.4 so that the Shares issued to Andrew Doyle under these placements do not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

In addition, on 2 December 2011, the Company issued Andrew Doyle 20,000,000 Doyle Convertible Securities at an issue price of A$0.010 for a total consideration of A$200,000. At the general meeting held on 12 January 2012, Shareholders ratified the previous issue of 10,000,000 of the Doyle Convertible Securities so that they would not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1. The Company is now seeking Shareholder ratification for the balance of 10,000,000 Doyle Convertible Securities issued to Andrew Doyle for the same purpose.

1.2	Terms of the Doyle Convertible Securities

Each Doyle Convertible Security:

•	has a face value of A$0.010;

•	matures on 30 November 2016;

•	does not bear interest;

•	is a form of equity that, once they are converted into Shares, will rank equally with Shareholders upon a winding up; and

•	must be converted into Shares using the conversion formula described below at any time after that approval but before maturity.

Upon providing a conversion notice to the Company, Andrew Doyle will be issued Shares based on the face value of the Doyle Convertible Securities the subject of the conversion notice at a conversion price being the lesser of:

(a)	A$0.0025 (i.e. four Shares per Doyle Convertible Security converted);

(b)	the average of the five lowest daily VWAP of Shares in the 20 Business Days immediately prior to the date the conversion notice is given, multiplied by 90% and rounded down to four decimal places (Doyle VWAP); or

(c)	90% of the closing bid price for Shares on the date immediately prior to the date the conversion notice is given, rounded down to four decimal places (Doyle Closing Price).

Explanatory Statement

Metal Storm Limited

In respect of each conversion notice, the number of Shares each Doyle Convertible Security will convert into is dependent on the value of 90% of the Doyle VWAP or Doyle Closing Price.

By way of example, the following table sets out the number of Shares that would be issued to Andrew Doyle upon conversion of the Doyle Convertible Securities based on a range of different conversion prices (showing the minimum conversion price of A$0.0009,1 the conversion price if the lower of the Doyle VWAP or Doyle Closing Price is A$0.0020 and the maximum conversion price of A$0.0025).

Aggregate face value to be converted (number of Doyle Convertible Securities shown in brackets)	Conversion price (i.e. lesser of A$0.0025 or 90% of the Doyle VWAP / Doyle Closing Price)
	A$	0.0009	A$	0.0018	A$	0.0025
A$25,000 (2,500,000)		27,777,778		13,888,889		10,000,000
A$50,000 (5,000,000)		55,555,556		27,777,778		20,000,000
A$100,000 (10,000,000)		111,111,111		55,555,556		40,000,000

There is no minimum number or face value of Doyle Convertible Securities that can be converted into Shares upon the delivery of a conversion notice.

If Resolution 2 is approved, it is not expected that any conversion of Doyle Convertible Securities into Shares will result in the Company exceeding its 15% limit under ASX Listing Rule 7.1 as the Shares issued on conversion will be excluded from the Company’s 15% limit in accordance with ASX Listing Rule 7.2 exception 4. See section 1.4 for more information.

There were no fees payable to Andrew Doyle in respect of the issue of the Doyle Convertible Securities.

1.3	Approvals sought

Resolution	ASX Listing Rule	Details
Resolution 1	7.4	Ratification of the previous issues of 344,444,443 Shares at an issue price of A$0.0009 to Andrew Doyle.
Resolution 2	7.4	Ratification of the previous issue of 10,000,000 Doyle Convertible Securities at an issue price of A$0.010 to Andrew Doyle.

1.4	Approval under ASX Listing Rule 7.4

ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities (subject to certain adjustments contained in the Rule).

Approval is sought under ASX Listing Rule 7.4 for Resolutions 1 and 2 so that the Shares and Doyle Convertible Securities issued to Andrew Doyle will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1. For the purposes of ASX Listing Rule 7.1, the Doyle Convertible Securities are treated as the number of Shares they would convert into on the date that they were issued.

The Company complied with the ASX Listing Rules when issuing the Doyle Convertible Securities to Andrew Doyle as it had sufficient room within its 15% limit to issue these securities and it is subsequently seeking ratification of that issue under ASX Listing Rule 7.4. ASX Listing Rule 7.2 exception 4 provides that in these circumstances, the Shares to be issued to Andrew Doyle upon the conversion of the Doyle Convertible Securities will not need to be counted in the Company’s 15% limit

[1]	As the minimum trading price of Shares on ASX is A$0.0010, the minimum issue price of Shares upon conversion of the Doyle Convertible Securities is A$0.0009.

Explanatory Statement

Metal Storm Limited

under ASX Listing Rule 7.1. However, the Doyle Convertible Securities themselves will need to be counted in the Company’s 15% limit for 12 months after their issue unless Shareholder approval for Resolution 2 is obtained.

1.5	Information required by ASX Listing Rule 7.5

For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

	Resolution 1				Resolution 2
Issue Date	27/1/12	31/1/12	2/2/12	6/2/12	2/12/11
Number of securities issued	111,111,111 Shares	55,555,555 Shares	55,555,555 Shares	122,222,222 Shares	10,000,000 Doyle Convertible Securities
Issue price	A$0.0009				A$0.010
Terms of the securities	Fully paid ordinary shares				See section 1.2
Name of the allottee	Andrew Doyle
Use of funds	Working capital

1.6	Rationale for Shareholder approval

The approval of Shareholders for the previous issue of Shares and Doyle Convertible Securities to Andrew Doyle under Resolutions 1 and 2 will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.

Any Shares issued in accordance with Resolution 1 will not be counted towards calculation of the 15% limit.

1.7	Consequences of Resolutions 1 and 2 not being approved

If Resolutions 1 and 2 are not approved, the Company’s ability to raise additional equity funds over the next 12 months without reference to Shareholders will be restricted and it is likely the Company will need to seek a further Shareholder approval under ASX Listing Rule 7.1 or 7.4 to remain as a going concern. If the Company requires additional funds which can only be accessed upon a Shareholder approval being obtained, there is a risk that the Company may not be able to continue as a going concern before the Shareholder approval can be sought in which case the Directors may need to appoint an administrator before that time.

1.8	Consequences of appointing an administrator

If the Directors are required to appoint an administrator it will mean that:

•

the Company will be controlled by the administrator and creditors (which will include Note Holders). The creditors will be given the opportunity to elect a committee to consult with the administrator about the administration of the Company. The administration process may ultimately result in creditors approving the winding up of the Company which would involve the sale of all of its assets; and

•	a default event will occur under the Charge and the Charge will automatically become a fixed charge over the whole of the Company’s assets (including its intellectual property). This will

Explanatory Statement

Metal Storm Limited

enable the Trustee to take control of, and sell, the Company’s assets in order to repay some or all of the face value of the Secured Notes to Secured Note Holders (subject to the rights of certain unsecured creditors preferred by law to be paid in priority to the Secured Note Holders); and

•

a default event will occur under the Trust Deed which will entitle the Trustee to institute proceedings against the Company to recover any moneys owing to both Secured Note Holders and Interest Bearing Note Holders. As the Secured Notes rank in priority to the Interest Bearing Notes and have their face value secured by the Charge, Secured Note Holders will need to be paid the full face value of their Secured Notes from the net proceeds of the sale of the Company’s assets before any payment can be made to repay the face value of (and any outstanding interest owing on) the Interest Bearing Notes.

The Company does not own any significant assets which are readily convertible to cash. The Company’s main asset is its intellectual property, which is inherently difficult to value. The Directors believe that the total value of the Company’s assets are largely dependent on the price that can be obtained for the sale of the Company’s intellectual property, which is uncertain. Until any such sale is completed it is not possible to forecast whether there will be funds available to distribute to Shareholders in a winding up after all creditors (including Secured Note Holders and Interest Bearing Note Holders) have been paid in full.

1.9	Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolutions 1 and 2.

2	Part B—Approval of issue of Shares to Dutchess under Line Agreement

2.1	Details of the Line Agreement

On 22 June 2010, the Company entered into the Line Agreement for Dutchess to provide a source of working capital for the Company. The Company may access up to A$25 million over a three year period under the Line Agreement. The Company will issue Shares in consideration for the amount it is paid by Dutchess.

Shares under the Line Agreement will be issued to Dutchess at a price per Share equal to the lowest daily VWAP of Shares traded on ASX during the five trading days immediately following the date an Investment Notice is given to Dutchess.

2.2	Details of previous approvals in relation to the Line Agreement

The Company has sought and obtained various Shareholder approvals for the issue of Shares to Dutchess under the Line Agreement as set out below:

Date of meeting	Approval sought and obtained	Shares actually issued
19 August 2010	Future issue of 260,000,000 Shares	54,178,022 Shares
	Previous issue of 31,625,726 Shares	31,625,726 Shares
8 December 2010	Future issue of 150,000,000 Shares	16,500,000 Shares
	Previous issue of 28,666,667 Shares	28,666,667 Shares
20 May 2011	Future issue of 150,000,000 Shares	108,285,182 Shares

Explanatory Statement

Metal Storm Limited

Date of meeting	Approval sought and obtained	Shares actually issued
19 July 2011	Future issue of 500,000,000 Shares	78,500,000 Shares
	Previous issue of 76,491,759 Shares	76,491,759 Shares
8 December 2011	Future issue of 500,000,000 Shares	Nil
Total	1,196,784,152 Shares	394,247,356 Shares

The Company has had to seek regular Shareholder approvals for the issue of further Shares to Dutchess under the Line Agreement as under the ASX Listing Rules, each approval is only valid for three months. As shown by the table above, the Company’s subsequent issue of Shares to Dutchess after receiving Shareholder approval has in each case been well below the maximum amount approved by Shareholders.

As at the date of this Notice of Meeting, the Company had not issued any Shares to Dutchess under the Line Agreement since Shareholder approval was obtained on 8 December 2011. This has been due in part to the recent softening in the Share price and other funding sourced by the Company. However, the Company currently wishes to retain flexibility to utilise the Line Agreement in the future.

2.3	Need for further approvals in relation to the Line Agreement

As noted in section 2.2, the Company wishes to retain flexibility to utilise the Line Agreement in the future and is taking the opportunity of the general meeting to seek Shareholder approval under Resolution 3 to issue Shares to Dutchess under the Line Agreement because the Shareholder approval obtained at the general meeting on 8 December 2011 expires on 8 March 2012 (ie three months after the approval was obtained). If Resolution 3 is approved, the Company will be able to issue up to 500,000,000 Shares to Dutchess under the Line Agreement in the three months after the meeting (ie until 23 June 2012). Any such Shares issued to Dutchess will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1. If the Company intends to issue further Shares to Dutchess under the Line Agreement after 23 June 2012 and does not want these Shares to be counted in its 15% limit, the Company will be required to seek a further approval from Shareholders at that time. In the absence of a further approval, any Shares issued to Dutchess will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, thereby reducing the Company’s capacity to raise funds through the issue of securities to other persons.

Accordingly, the Company is seeking approval under Resolution 3 for the issue of Shares to Dutchess under the Line Agreement to be able to access additional working capital.

For more detailed information about the Line Agreement, please refer to the Schedule: Summary of Line Agreement.

2.4	Fees payable

The Company has agreed to pay Dutchess a fee of 6% of any funds received under each Drawdown, which is payable in cash at the close of each Drawdown.

The Company paid a Commitment Fee of 1.6% of the total funds available under the Line Agreement in two tranches during 2010 by issuing a total of 42,614,737 Shares to Dutchess.

In certain circumstances, the value of all or part of the Commitment Fee paid to Dutchess will be repaid to the Company in cash. For further details see the Schedule: Summary of Line Agreement.

2.5	Number of Shares to be issued if Shareholder approval for Resolution 3 is obtained

The ASX Listing Rules require the Company to provide information about the maximum number of Shares to be issued as a result of the Shareholder approval. See section 2.8 for further information about these requirements.

Explanatory Statement

Metal Storm Limited

If Shareholder approval for Resolution 3 is obtained, the Company will be able to issue up to 500,000,000 Shares to Dutchess under the Line Agreement within three months of the date of the approval.

Any Shares issued to Dutchess under the Line Agreement above the maximum of 500,000,000 in this period will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, unless a subsequent Shareholder approval is obtained.

If Shareholder approval is obtained and the Company chooses to utilise the Line Agreement, the Company intends to use its discretion to issue Investment Notices for amounts up to A$200,000 as frequently as every one-to-two weeks. The Company estimates that it is unlikely that it will issue the maximum number of Shares in the three month period from the date of the meeting but it wishes to ensure it has maximum flexibility to do so should it be necessary.

The actual number of Shares to be issued will depend on the level to which the Company needs to call on the funds available under the Line Agreement, the price at which any Shares will be issued in accordance with the mechanism set out in the Line Agreement, as well as market liquidity.

Example:

Assuming the Company was able to draw down A$200,000 and the lowest daily VWAP of Shares was A$0.001 over the pricing period, the following number of Shares would need to be issued:

No. of Shares = 200,000

                             0.001

                       = 200,000,000 Shares

By way of further example, the following table sets out the number of Shares that would be issued to Dutchess based on a range of different Share prices.

Amount advanced	Lowest daily VWAP of Shares over the pricing period
	A$0.001	A$0.002	A$0.003	A$0.004	A$0.005
A$50,000	50,000,000	25,000,000	16,666,667	12,500,000	10,000,000
A$100,000	100,000,000	50,000,000	33,333,333	25,000,000	20,000,000
A$150,000	150,000,000	75,000,000	50,000,000	37,500,000	30,000,000
A$200,000	200,000,000	100,000,000	66,666,667	50,000,000	40,000,000

2.6	Approval required

The Company is seeking the following Shareholder approval:

Resolution	ASX Listing Rule	Details
Resolution 3	7.1	Approval of issue of up to 500,000,000 Shares to Dutchess in connection with future Drawdowns

2.7	Approval under ASX Listing Rule 7.1

As noted in section 1.4, ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities (subject to certain adjustments contained in the Rule).

Explanatory Statement

Metal Storm Limited

Approval is sought under ASX Listing Rule 7.1 for Resolution 3 so that the Shares to be issued to Dutchess within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

2.8	Information required by ASX Listing Rule 7.3

For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue[1] or the formula for calculating the number of securities the entity is to issue	Up to 500,000,000 Shares
Date of issue	No later than three months after the date of the approval
Issue price	Calculated in accordance with the Line Agreement[2]
Name of the allottees	Dutchess or its nominee
Terms of the securities	Fully paid ordinary shares
Use of funds	The Line Agreement provides the Company with funding for approximately another 16 months, depending on the size of each Drawdown. The split between compliance, administrative and product development / marketing (Commercialisation) costs will also vary based on the size of each Drawdown. However, if the facility performs as expected, the Company currently expects that approximately 40-50% of the drawn down funds will be channelled into Commercialisation.
Date of allotment	Shares in connection with future Drawdowns will be allotted progressively
[1]	The Company has estimated the maximum number of Shares it estimates it may need to issue in order to maintain adequate flexibility in its fund raising activities.

[2]

If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.

2.9	Rationale for Shareholder approval

The approval of Shareholders for the issue of Shares to Dutchess under Resolution 3 will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds (including under the Line Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.

Any Shares issued in accordance with Resolution 3 will not be counted towards the calculation of the 15% limit, except if any issue price of the Shares is less than 80% of the average market price.

2.10	Directors’ recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 3.

Explanatory Statement

Metal Storm Limited

3	Glossary

In this document, the following terms have the meanings below unless the context otherwise requires:

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Business Day	a trading day under the ASX Listing Rules

Charge	the fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Note Holders, securing the obligations of the Company to repay the face value of the Secured Notes, dated 31 July 2009

Commitment Fee	the A$400,000 paid by the Company to Dutchess through the issue of 42,614,737 Shares to Dutchess in two tranches during 2010, being 1.6% of the total funds available under the Line Agreement

Company	Metal Storm Limited ABN 99 064 270 006

Corporations Act	Corporations Act 2001 (Cth)

Director	a director of the Company

Doyle Closing Price	in respect of a conversion notice given by Andrew Doyle for the Doyle Convertible Securities, 90% of the closing bid price for Shares on the date immediately prior to the date the conversion notice is given, rounded down to four decimal places

Doyle Convertible Securities	the 20,000,000 unquoted convertible securities issued to Andrew Doyle at an issue price of A$0.010 on 2 December 2011 which expire on 30 November 2016, do not bear interest, are convertible into Shares and otherwise have the terms set out in section 1.2 of the Explanatory Statement

Doyle VWAP	in respect of a conversion notice given by Andrew Doyle for the Doyle Convertible Securities, the average of the five lowest daily VWAP of Shares in the 20 Business Days immediately prior to the date of the conversion notice, multiplied by 90% and rounded down to four decimal places

Drawdown	an exercise by the Company of its entitlement under the Line Agreement to require Dutchess to subscribe for (or to cause another person to subscribe for) Shares

Dutchess	Dutchess Opportunity Fund II LP

Interest Bearing Note Holders	holders of Interest Bearing Notes

Interest Bearing Notes	the Company’s existing convertible notes which bear interest, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTG

Investment Notice	a notice issued by the Company to Dutchess to effect a Drawdown

Line Agreement	the Line Agreement between Dutchess and the Company dated 22 June 2010

Note Holders	Secured Note Holders and Interest Bearing Note Holders

Explanatory Statement

Metal Storm Limited

Secured Notes	the Company’s existing convertible notes which are secured by the Charge, do not bear interest, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTGA

Secured Note Holders	holders of Secured Notes

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee as amended from time to time

Trustee	ANZ Trustees Limited ABN 33 006 132 332

VWAP	volume weighted average price

Schedule

Summary of Line Agreement

1	General

(a)	Subject to satisfaction of the Conditions below, the Company may require Dutchess, for a period of three years ending on 22 June 2013, to subscribe for (or cause to be subscribed for) Shares not exceeding A$25 million.

(b)	While the Company has the right to Drawdown under the Line Agreement and provided that Dutchess is not in default of its obligations, the Company has agreed not to enter into any equity line of credit agreements with any third party requiring the third party to subscribe for Shares in a structured way over time, without first obtaining Dutchess’ consent, which cannot be unreasonably withheld. This restriction does not prevent the Company from undertaking a rights issue, or share purchase plan, or from raising money through placements of Shares or security issues not in the nature of an ongoing equity line of credit arrangement.

2	Conditions

Dutchess is not obliged to subscribe for Shares unless certain conditions have been satisfied, including the Company obtaining Shareholder approval, if required, for the issue of Shares under a Drawdown.

3	Drawdowns

(a)	The Company may give a notice to Dutchess requesting a Drawdown (Investment Notice). Once an Investment Notice is given, a Pricing Period (see below) commences and a second Investment Notice cannot be given. This means that the Company can only issue one Investment Notice every five trading days.

(b)	The Company may issue an Investment Notice for up to A$200,000.

4	Pricing

(a)	If Dutchess is required to subscribe for Shares under the Line Agreement, it must do so at a subscription price per Share equal to the lowest daily VWAP of Shares during the period commencing on the day an Investment Notice is given and ending at 5:00 pm five consecutive trading days later (Pricing Period).

(b)	The minimum price at which the Company is required to issue Shares to Dutchess will be determined by the Company at the time it gives an Investment Notice (Floor).

(c)	The pricing mechanism disregards the daily VWAP of Shares on any trading day during the Pricing Period where it is less than the Floor.

(d)	Where an event described in paragraph (c) occurs, Dutchess may elect to reduce the proposed amount to be paid under the Drawdown by 1/5th for each day on which the event occurs.

5	Repayment of Commitment Fee

If the Company makes Drawdowns under the Line Agreement of A$3 million or more and upon termination of the Line Agreement, Dutchess must sell the number of Shares equal to the number of Shares issued for the Commitment Fee on ASX and pay the Company the net proceeds.

6	Termination of the Line Agreement

(a)	The Line Agreement may be terminated in a number of ways including:

(i)	at the expiry of the three year term, being 22 June 2013;

(ii)	by the Company, if written notice is given to Dutchess; and

(iii)	by Dutchess, if an event of default occurs.

(b)	An event of default includes:

(i)	if the VWAP of Shares falls below a defined level for five consecutive trading days;

(ii)	the Company failing to perform its undertakings under the Line Agreement and such default, if capable of remedy, remaining unremedied for a period of 30 days after notice from Dutchess requiring the default to be remedied;

(iii)	if any representations or warranties made by the Company under the Line Agreement is found to have been false or misleading in any material respect when made or become false or misleading in any material respect;

(iv)	a material judgement is entered against the Company or any subsidiary of the Company;

(v)	an event occurs which has a “material adverse effect” on the Company and its subsidiaries;

(vi)	a petition is lodged, an order made or a resolution passed for the winding up of the Company or a meeting is convened for that purpose;

(vii)	a receiver or an administrator is appointed to the Company;

(viii)	the Company suspends payment of its debts;

(ix)	the Company being unable to pay its debts when they are due within the meaning of the Corporations Act; or

(x)	a compromise or arrangement is proposed between the Company and its creditors.

(c)	Termination of the Line Agreement for any reason will release the Company and Dutchess from any future obligations under the Line Agreement, subject to certain accrued rights and liabilities.

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